SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                        (Amendment No. )*


                      Esat Telecom Group plc
         -----------------------------------------------
                         (Name of Issuer)

       Ordinary Shares, par value IR(pound)0.01p per share
-----------------------------------------------------------------
                  (Title of Class of Securities)

                            26883Y102
                 -------------------------------
                          (CUSIP Number)

                        December 31, 1997
-----------------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ]  Rule 13d-1(b)
      [   ]  Rule 13d-1(c)
      [ X ]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26883Y102                 13G              Page 2 of 8 Pages

------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Credit Suisse Group
------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [   ]
                                                          (b)  [ X ]
------------------------------------------------------------------------
3       SEC USE ONLY


------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
------------------------------------------------------------------------
                5    SOLE VOTING POWER
                     --
                --------------------------------------------------------
NUMBER OF       6    SHARED VOTING POWER
SHARES               2,212,522
BENEFICIALLY    --------------------------------------------------------
OWNED BY        7    SOLE DISPOSITIVE POWER
EACH                 --
REPORTING       --------------------------------------------------------
PERSON WITH     8    SHARED DISPOSITIVE POWER
                     2,212,522

------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,212,522
------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*   [   ]

------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.4%
------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        HC, CO
------------------------------------------------------------------------
                  *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

            Esat Telecom Group plc (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            North Block
            Malt House
            Grand Canal Quay,
            Dublin, Ireland

Item 2(a).  Name of Person Filing:

            Credit Suisse Group ("CSG")

Item 2(b).  Address or Principal Office or, if none, Residence:

            Paradeplatz 8, CH-8070, Zurich, Switzerland

Item 2(c).  Citizenship or Place of Organization:

            Switzerland

Item 2(d).  Title of Class of Securities:

            Ordinary Shares, par value IR(pound)0.01p per share
            ("Ordinary Shares")

Item 2(e).  CUSIP Number:

            26883Y102

Item 3.     If this statement is filed pursuant to Sections
            240.13d-1(b) or 240.13d-2(b) or (c), check
            whether the person filing is a(n):

           (a) [  ] Broker or dealer registered under
                    section 15 of the Act (15 U.S.C.
                    78o);

           (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

           (c) [  ] Insurance company as defined in
                    section 3(a)(19) of the Act (15
                    U.S.C. 78c);

           (d) [  ] Investment company registered under
                    Section 8 of the Investment Company
                    Act of 1940 (15 U.S.C. 80a-8);

           (e) [  ] Investment adviser in accordance with
                    Section 240.13d-1(b)(1)(ii)(E);


                        Page 3 of 8 Pages

           (f) [ ] Employee benefit plan in accordance with Section 240.13d-1(b)(1)(ii)(F);

           (g) [ ] Parent holding company or control person in accordance with
                    Section 240.13d-1(b)(1)(ii)(G);

           (h) [  ] Savings associations as defined in
                    Section 3(b) of the Federal Deposit
                    Insurance Act;

           (i) [ ] Church plan that is excluded from the definition of an investment company under
                    Section 3(c)(14) of the Investment Company
                    Act of 1940 (15 U.S.C. 80a-3)

           (j) [  ] Group, in accordance with Section
                    240.13d-1(b)(1)(ii)(J).

           Not applicable.

Item 4.    Ownership.

           (a) Amount beneficially owned as of December 31, 1997: 2,212,522 shares

           (b)  Percent of Class:  6.4%.

           (c)  Number of shares as to which such person has:

                  (i) sole power to vote or to direct the
                      vote:  ---

                 (ii) shared power to vote or to direct the
                      vote:  2,212,522 shares

                (iii) sole power to dispose or to direct
                      disposition of:  ---

                 (iv) shared power to dispose or to direct
                      disposition of:  2,212,522 shares

     As of December 31, 1997, Credit Suisse First Boston Western European Merchant Partners, L.P., the general partner of which is Credit Suisse First Boston Global Merchant Partners, L.P., the general partner of which is CSFB IGP, a wholly-owned subsidiary of CSG, directly owned 2,212,522 Ordinary Shares, which represent 6.4% of the 34,715,400 Ordinary Shares outstanding (as reported in the Issuer's Registration Statement on Form F-1, filed with the Securities and Exchange Commission on October 14, 1997).

Item 5.    Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


                        Page 4 of 8 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company.

     CSG is filing this Statement on Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "1934 Act"). See Exhibit 1 hereto, which is hereby incorporated herein and made a part hereof.

Item 8. Identification and Classification of Members of the Group.

     CSG is filing this Statement on Schedule 13G pursuant to Rule 13d-1(d) under the 1934 Act. See Exhibit 1 hereto.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           Not applicable.


                        Page 5 of 8 Pages

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1998

                                    CREDIT SUISSE GROUP


                                    By /s/ Linda H. Hanauer
                                      ----------------------------
                                      Name:  Linda H. Hanauer
                                      Signing in the capacity of
                                      Attorney-in-Fact, pursuant
                                      to the Power of Attorney
                                      set forth as Exhibit 2
                                      attached hereto and
                                      incorporated herein by
                                      reference.


                        Page 6 of 8 Pages

EXHIBIT 1

     Credit Suisse First Boston Western European Merchant Partners, L.P. ("Merchant Partners") is a Delaware limited partnership the general partner of which is Credit Suisse First Boston Global Merchant Partners, L.P. ("Global Merchant Partners"), a Delaware limited partnership. The general partner of Global Merchant Partners is CSFB IGP ("IGP"), a corporation organized under the laws of the Canton of Zug, Switzerland. IGP is a wholly-owned subsidiary of Credit Suisse Group ("CSG"), a corporation organized under the laws of Switzerland. The principal place of business of each of Merchant Partners and Global Merchant Partners is located at Eleven Madison Avenue, New York, New York, and the principal place of business of IGP is located at c/o Credit Suisse, Bahnhofstrasse 17, 6301 Zug, Switzerland. CSG is filing this Statement on Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, on behalf of itself, Merchant Partners, Global Merchant Partners and IGP to report (i) the direct beneficial ownership by Merchant Partners of Ordinary Shares, par value IR(pound)0.01p per share, of Esat Telecom Group plc ("Ordinary Shares"), (ii) the indirect beneficial ownership by Global Merchant Partners and IGP of Ordinary Shares directly owned by Merchant Partners and (iii) the indirect beneficial ownership by CSG of Ordinary Shares directly owned by Merchant Partners.


                        Page 7 of 8 Pages

EXHIBIT 2

                        POWER OF ATTORNEY

           WHEREAS, Credit Suisse Group ("CSG") proposes to file with the Securities and Exchange Commission (the "SEC"), under the Securities Exchange Act of 1934 and the rules promulgated thereunder, as amended (the "1934 Act"), a Statement on Schedule 13G (the "Esat 13G") to report the beneficial ownership of certain securities issued by Esat Telecom Group plc ("Esat"); and

           WHEREAS, CSG may, from time to time after the date hereof, undertake to file with the SEC one or more additional Statements on Schedule 13G, Statements on Schedule 13D, Statements of Beneficial Ownership on Form 3, Form 4 or Form 5 or amendments with respect to any such filings, in each case under the 1934 Act, and, if applicable, filings on any successor form thereto, with respect to securities issued by Esat or by any other issuer (collectively, the "Additional Filings").

           NOW, THEREFORE, the undersigned, Peter Derendinger and Bret A. Cohen, in their capacities as a Managing Director and a Vice President of CSG, being duly authorized to execute this Power of Attorney, do hereby, on behalf of CSG, appoint Richard
M. Levine, Linda H. Hanauer and David A. DeNunzio and each of them severally, the true and lawful attorney or attorneys of CSG with power to act with or without the other and with full power of substitution and resubstitution, to execute, on behalf of CSG, the Esat 13G and any or all of the Additional Filings, together with all instruments necessary or incidental in connection therewith, and to file the same with the SEC, all fully to all intents and purposes, and hereby ratify and approve the acts of said attorneys and each of them.

           IN WITNESS WHEREOF, the undersigned have executed this instrument this 11th day of February, 1998.


                                  CREDIT SUISSE GROUP


                                  By: /s/ Peter Derendinger
                                  -----------------------------
                                  Name: Peter Derendinger
                                  Title: Managing Director


                                  By: /s/ Bret A. Cohen
                                  -----------------------------
                                  Name: Bret A. Cohen
                                  Title: Vice President



                        Page 8 of 8 Pages